January 9, 2015

VIA EDGAR

Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Rockwood Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 4, 2014
File No. 1-32609

Dear Mr. O’Brien,

This letter is in response to your correspondence dated December 30, 2014, concerning the Form 10-K for the fiscal year ended December 31, 2013, filed by Rockwood Holdings, Inc. (the “Company”).  In that letter, you asked that the Company respond within 10 business days or advise the Staff when it will respond.

As discussed with Roxane Reardon of Simpson Thacher & Bartlett LLP on January 6, 2015, the Company is being acquired by Albemarle Corporation (“Albemarle”).  Specifically, as disclosed in the Company’s Form 8-K filed on July 15, 2014, the Company and Albemarle entered into an Agreement and Plan of Merger (the “Merger Agreement”) on July 15, 2014, pursuant to which Albemarle will acquire the Company (the “Acquisition”), subject to shareholder and regulatory approvals and other customary closing conditions contained in the Merger Agreement.  As disclosed in the Company’s Form 8-K filed on November 14, 2014, shareholders from both the Company and Albemarle approved the proposals relating to the Acquisition at their respective special meetings held earlier that day.  As of the date hereof, all other conditions to closing to be satisfied prior to the closing date have now been satisfied, and the closing is scheduled to occur on Monday, January 12, 2015.

Following the closing of the Acquisition, the Company will be a wholly-owned subsidiary of Albemarle.  On the closing date, the Company will request that the New York Stock Exchange file a Form 25 with the Commission to delist the Company’s common stock.  Approximately ten days after the filing of the Form 25, the Company intends to file an application for termination of registration with respect to its common stock with the Commission on Form 15.  Following the filing of the Form 15, the Company will no longer be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as a result, the Company will not file a Form 10-K for its fiscal year ended December 31, 2014.

In light of the foregoing, the Company respectfully advises the Staff that the Company has shared the Staff’s comments with Albemarle so that Albemarle may take them into consideration to the extent relevant in connection with its future Exchange Act reports which include disclosure regarding the Company’s operations.  If you have any questions, please contact the Company’s General Counsel, Michael W. Valente, at (609) 734-6418.  Following the closing of the Acquisition, please contact Albemarle’s General Counsel, Karen G. Narwold, at (225) 388-7716, or Albemarle’s Controller and Chief Accounting Officer, Jim LaBauve, at (225) 388-7032.

Very truly yours,

/s/ Robert J. Zatta
Robert J. Zatta

100 Overlook Center, Princeton, New Jersey 08540 Tel: (609) 514-0300 Fax: (609) 514-8722